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                         July 14, 2022

       Andrew Booth
       Chief Financial Officer
       AbCellera Biologics Inc.
       2215 Yukon Street
       Vancouver, British Columbia V5Y 0A1

                                                        Re: AbCellera Biologics
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 25,
2022
                                                            File No. 001-39781

       Dear Mr. Booth :

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.
 Andrew Booth
FirstName  LastNameAndrew Booth
AbCellera Biologics Inc.
Comapany
July       NameAbCellera Biologics Inc.
     14, 2022
July 14,
Page  2 2022 Page 2
FirstName LastName
Form 10-K for the Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures, page 96

1.       We note that you performed an assessment of
         your internal control over financial reporting as of December 31, 2021 and that you remediated your material weakness that existed as of December 31, 2020. However, you
         did not clearly disclose your management   s conclusion on the
effectiveness of
         your internal control over financial reporting as of December 31, 2021. Please amend the filing to include that disclosure. Refer to the guidance in Item 308(a)(3) of Regulation S-
         K.
Exhibits

2. We note the certifications provided in Exhibits 31.1 and 31.2 do not include paragraph
         4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period that allows
         these omissions. Please amend the filing to provide revised certifications. Refer to
         Exchange Act Rule 13a-14 (a) and Item 601(b)(31) of Regulation S-K. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tara Harkins, (202) 551-3639 or Daniel Gordon, Senior Accountant, at
(202) 551-3486 with any questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of Life
Sciences